As filed with the United States Securities and Exchange Commission June 1, 2012.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

GOLD RESERVE INC.

(Name of Applicant)

926 West Sprague Ave., Suite 200
Spokane, Washington  99201
(509) 623-1500

 (Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount*
5.50% Senior Subordinated Convertible Notes due 2014	Up to $102,347,000 aggregate principal amount

Approximate date of proposed Offer:

The Offer will commence on June 1, 2012 and will expire at 5:00 p.m., New York City time, on June 29, 2012 unless earlier terminated by the Company.

Name and Address of Agent for Service:

Rockne J. Timm

Chief Executive Officer
Gold Reserve Inc.
926 West Sprague Ave., Suite 200
Spokane, Washington  99201
Tel. (509) 623-1500

With Copies to:

Albert G. McGrath, Jr.
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, TX  75201
Tel. (214) 978-3000
Fax. (214) 978-3099

*              The actual aggregate  principal amount of 5.50% Senior Subordinated Convertible Notes due 2014 to be issued pursuant to the Supplemental Indenture (defined below) may be less and depends upon the aggregate amount of the 5.50% Senior Subordinated Convertible Notes due 2022 that are tendered as described in Item 2 herein.

Table of Contents

Page

ITEM 1. GENERAL INFORMATION.

(a)     GOLD RESERVE INC. (the “Company” or “Applicant”) is a corporation.

(b)     The Company  is incorporated under the laws of Yukon, Canada.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

Upon the terms set forth in the Amended Company Repurchase Notice and Notice of Offer for Alternative Election (the “Amended Notice”) and the related letter of transmittal filed by the Company on Amendment No. 1 to Schedule TO on June 1, 2012, the Company is offering (the “Offer”) to restructure (the “Proposed Restructuring”) up to $102,347,000 aggregate principal amount of its outstanding 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”) for the following consideration:

Under the terms of the Subordinated Notes Restructuring Agreement dated May 25, 2012, the Company and holders of approximately 87.8% of the outstanding Notes (the “Large Noteholders”) agreed to modify the Notes held by the Large Noteholders that are not put to the Company pursuant to the Right of Repurchase described in the Amended Notice upon the following terms for each $1,000 in principal amount, plus any accrued and unpaid interest on the Notes through the date on which the Proposed Restructuring is consummated, subject to approval of the Company’s shareholders:

  $700 principal amount of Notes that are not put to the Company shall be exchanged for (i) USD $200.00 in cash, (ii) 147.06 Common Shares of the Company, and (iii) a pro rata portion of the aggregate 5% Contingent Value Right payable in respect of all Subject Notes; and
  $300 principal of Notes that are not put to the Company shall remain outstanding and represent the same continuing indebtedness, subject to the amended terms set forth in a Supplemental Indenture (or other Amended Note Documentation, as defined in the Restructuring Agreement) that will include the terms described in Item 8 (as modified, such Notes are the “Modified Notes”).

Each Large Noteholder will be entitled to a Contingent Value Right that will entitle the Large Noteholders to receive, net of certain deductions, a pro rata portion of and aggregate amount of 5% of the proceeds actually received by the Company with respect to (i) the Arbitration Award and (ii) the Mining Data Sale, net of certain deductions.

The cash, Common Shares, Modified Notes and Contingent Value Rights to be delivered by the Company if the Proposed Restructuring is approved by the Shareholders is collectively referred to as the “Offer Consideration.”

The aggregate principal amount of the Modified Notes actually issued pursuant to the Offer will depend on the amount of Notes validly tendered and accepted pursuant to the Offer. If the Offer is completed, the Modified Notes will be governed by the supplemental indenture (the “Supplemental Indenture”) to be qualified under this Application for Qualification on Form T-3 which supplements the Indenture, dated May 18, 2007 (the “Indenture”), by and among the Company and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, (the “Trustee”).

The Company intends to make the Offer in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof, based upon the following facts:

•         The Common Shares, Modified Notes and Contingent Value Rights will be offered by the Company to its existing security holders exclusively and solely for outstanding Notes.

•         No sales of securities of the same class as the Notes have been or are to be made by the Company or by or through an underwriter at or about the same time as the Offer for which the exemption is claimed.

•         No consideration  has been, or is to be, given, directly or indirectly, to any person in connection with such Offer, except for payment of (i) the fees and expenses of  legal advisors for their legal services, (ii) the fees of the agent, for its acceptance and exchange services in relation to the Offer,  (iii) fees charged by the trustee under the Indenture for its services as trustee, (iv) payments to the Company’s directors and employees who agree to execute limited waivers of their change in control agreements and (v) the cash consideration payable to the Noteholders as part of the Offer Consideration.

•         No holder of Notes has made or will be requested to make any cash payment in connection with the Offer other than the payment of any applicable withholding or other taxes in accordance with the terms of the Offer.

AFFILIATIONS

ITEM 3. AFFILIATES.

For purposes of this Application only, the Company’s directors and executive officers may be deemed to be “affiliates” of the Company. See Item 4 “Directors and Executive Officers” for a list of the Company’s directors and executive officers, which is incorporated herein by reference.

1

The following is a list of subsidiaries of the Company that may be deemed affiliates of the Company as of the date of this Application. The Company owns 100% of the outstanding capital stock of each subsidiary, directly or through a wholly-owned subsidiary.

Name of Affiliate	Jurisdiction of Incorporation	Percentage Owned by Company
Gold Reserve Corporation	Montana, USA	100.00%
Gold Reserve de Barbados Limited	Barbados	100.00%
Gold Reserve de Venezuela , CA	Venezuela	100.00%
Compania Aurifera Brisas del Cuyuni, SA	Venezuela	100.00%
GR El Choco Limited	Barbados	100.00%
GRI Minerales El Choco CA	Venezuela	100.00%

                For purposes of this Application only, the principal owners of voting securities  may be deemed to be “affiliates” of the Company. See Item 5 “Principal Owners of Voting Securities” for a list of the principal owners of the Company’s Common Stock, which is incorporated herein by reference.

MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939, respectively, of the Company. The mailing address for each executive officer and director listed below is: c/o Gold Reserve Inc., 926 West Sprague Ave., Suite 200, Spokane, Washington  99201.

Name	Position Held
Rockne J. Timm	Chief Executive Officer and Director
A. Douglas Belanger	President and Director
Robert A. McGuinness	Vice President Finance and Chief Financial Officer
Mary E. Smith	Vice President Administration and Secretary
James P. Geyer	Director
James H. Coleman	Q.C., Director
Patrick D. McChesney	Director
Chris D. Mikkelsen	Director
Jean Charles Potvin	Director

 ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

The following sets forth information as to each person owning 10 percent or more of the voting securities of the Company as of the date of this Application.

Shareholder Name and Address	Number of Common Shares Held	Percentage of Common Shares Issued (3)

West Face Capital, Inc. 2 Bloor Street East, Suite 810 P.O. Box 85 Toronto, Ontario M4W 1A8	9,630,000 (1)	16.0%
Steelhead Partners, LLC 1301 First Avenue, Suite 201 Seattle, WA 98101	11,707,979 (2)	19.4%

(1)     Based on Schedule 13D/A filed by West Face Capital, Inc. with the Securities and Exchange Commission (“SEC”) on June 30, 2010. West Face Capital, Inc. reports an additional 1,754,509 shares related to our convertible notes that it holds as being beneficially owned for purposes of its Schedule 13D/A. However, as the Company has the option to deliver cash for any such convertible notes, we do not include that number in this table.

(2)     The number of Common Shares held is based on Schedule 13G filed by Steelhead Partners, LLC filed with the SEC on February 9, 2012. Steelhead Partners, LLC reports an additional 7,555,969 shares related to our convertible notes. As the Company has the option to deliver cash for any such convertible notes, these shares are not considered as being beneficially owned and therefore are not included in this table.

(3)     Based on the number of shares outstanding on April 19, 2012.

UNDERWRITERS

ITEM 6. UNDERWRITERS.

(a) J.P. Morgan Securities Inc. and RBC Dominion Securities Inc. acted in May 2007 as principal underwriters in connection with the Company’s underwritten public offering of the Notes.

(b) There are no principal underwriters of the Modified Notes proposed to be offered in the Offer.

The Company intends to retain The Bank of New York Mellon as the “Agent” in connection with the Offer. The Company will answer questions with respect to the Offer solely by reference to the terms of the Amended Notice. Neither the Company nor the Agent makes any recommendation as to whether to exchange or refrain from tendering the Notes. The Agent, once retained, will be paid reasonable fixed fees directly by the Company for their services.

CAPITAL SECURITIES

ITEM 7. CAPITALIZATION.

(a)  As of May 31, 2012 there were 59,788,972 Class A  common shares and 500,236 Class B common shares outstanding for a total of 60,289,208 shares outstanding. The Company may issue an unlimited number of shares of Class A and Class B common shares. As of May 16, 2012, there were $102,347,000 aggregate principal amount of Notes outstanding.

(b) Each holder of Common Stock is entitled to one vote for each share of Common Stock owned of record on any resolution to be passed at a meeting of shareholders.

INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

The Modified Notes will be issued under a Supplemental Indenture to be dated on or about June 29, 2012 and to be entered into between the Company and The Bank of New York Mellon, as trustee, or another trustee if The Bank of New York Mellon does not agree to serve as trustee (the “Trustee”). The following general description of certain provisions of the Supplemental Indenture is qualified in its entirety by reference to the form of Supplemental Indenture filed as Exhibit T3C hereto and incorporated by reference herein. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the Supplemental Indenture.

    the maturity date will be June 29, 2014;
    the Conversion Rate will be increased from 132.6260 shares of Common Stock per $1,000 in principal amount of Modified Notes (equivalent to a Conversion Price of $7.54) to 250 shares of Common Stock per $1,000 in principal amount of Modified Notes (equivalent to a Conversion Price of $4.00);
    the Holder may convert its Modified Notes to shares of Common Stock at the Conversion Price at any time after the date Closing Date upon 3 days prior written notice to the Company;
    the Company shall have a mandatory obligation to redeem the Modified Notes then outstanding, in whole or in part, for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon (i) the Company’s receipt of payment of a settlement or award with respect to its pending arbitration proceedings related to Venezuela’s expropriation of the Brisas Project  (any such settlement or award, the “Arbitration Award”) or (ii) the Company’s receipt of proceeds from sale or other disposition of its mining data (the “Mining Data Sale”), in each case with 20 days’ notice to the Large Noteholders; provided, however, that the Company’s redemption obligations in (i) and (ii) shall be limited to the amount of the proceeds received by the Company (provided, further, that any subsequent receipt of additional proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full);
    the Company may redeem the Modified Notes, in whole or in part upon 20 days’ notice to the Large Noteholders, for shares of Common Stock at the conversion price plus cash for any accrued and unpaid interest if the closing sale price of its common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days (and, for the avoidance of doubt with respect to the Modified Notes, this provision shall override the provision in the Indenture that permits the Company to redeem the Notes at any time after June 16, 2012); and
    unless previously converted by the Large Holder, or redeemed by the Company, the Company may satisfy the Notes, at maturity, by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

The other terms of the Indenture are described in the Form F-10 filed with the Securities and Exchange Commission on May 14, 2007 under Registration No. 333-142656, the terms of which are incorporated herein by reference.

ITEM 9. OTHER OBLIGORS.

                None

CONTENTS OF APPLICATION FOR QUALIFICATION

(a)	Pages Numbered 1 to 6 numbered consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

(c)	The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:
Exhibit No.	Description
T3A

Restated Articles of Incorporation of the Company filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form  S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

T3B

Bylaws of the Company filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

T3C(1)

Indenture, dated May 18, 2007, by and among GR, and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, incorporated by reference to Exhibit 7.1 to GR’s Registration Statement on Form F-10 (File 333-142944) filed with the U.S. SEC on May 14, 2007

T3C(2)	Form of Supplemental Indenture
T3E(1)

Amended Company Repurchase Notice and Notice of Offer of Alternative Election of its 5.50% Senior Subordinated Convertible Notes due 2022, dated June 1, 2012. Incorporated by reference to Exhibit (a)(1)(A) of the Company’s Tender Offer Statement on Amendment No. 1 to Schedule TO dated June 1, 2012.

T3E(2)	Form of Repurchase Notice (Put Option). Incorporated by reference to Exhibit (a)(1)(B) of the Company’s Tender Offer Statement on Amendment No. 1 to Schedule TO dated June 1, 2012.
T3E(3)	Form of Notice of Withdrawal (Put Option). Incorporated by reference to Exhibit (a)(1)(C) of the Company’s Tender Offer Statement on Schedule TO dated June 1, 2012.
T3E(4)	Substitute Form W-9 (Put Option). Incorporated by reference to Exhibit (a)(1)(D) of the Company’s Tender Offer Statement on Amendment No. 1 to Schedule TO dated June 1, 2012.
T3E(5)

Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Put Option). Incorporated by reference to Exhibit (a)(1)(E) of the Company’s Tender Offer Statement on Amendment No. 1 to Schedule TO dated June 1, 2012.

T3E(6)	Letter of Transmittal (Alternative Election). Incorporated by reference to Exhibit (a)(1)(F) of the Company’s Tender Offer Statement on Amendment No. 1 to Schedule TO dated June 1, 2012.
T3E(7)	Form of Notice of Withdrawal (Alternative Election). Incorporated by reference to Exhibit (a)(1)(F) of the Company’s Tender Offer Statement on Amendment No. 1 to Schedule TO dated June 1, 2012.
T3E(8)	Press Release, dated May 17, 2012. Incorporated by reference to Exhibit (a)(5)(G) of the Company’s Tender Offer Statement on Amendment No. 1 to Schedule TO dated June 1, 2012.
T3E(9)	Press Release, dated June 1, 2012. Incorporated by reference to Exhibit (a)(5)(H) of the Company’s Tender Offer Statement on Amendment No. 1 to Schedule TO dated June 1, 2012.

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, GOLD RESERVE INC., a corporation organized and existing under the laws of Yukon, Canada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Spokane and State of Washington, on the 1st day of June, 2012.

GOLD RESERVE INC.

By:	/s/ Rockne J. Timm
Name: Rockne J. Timm
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
T3A

Restated Articles of Incorporation of the Company filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form  S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

T3B

Bylaws of the Company filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

T3C(1)

Indenture, dated May 18, 2007, by and among GR, and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, incorporated by reference to Exhibit 7.1 to GR’s Registration Statement on Form F-10 (File 333-142944) filed with the U.S. SEC on May 14, 2007

T3C(2)	Form of Supplemental Indenture
T3E(1)

Amended Company Repurchase Notice and Notice of Offer of Alternative Election of its 5.50% Senior Subordinated Convertible Notes due 2022, dated June 1, 2012. Incorporated by reference to Exhibit (a)(1)(A) of the Company’s Tender Offer Statement on Amendment No. 1 to Schedule TO dated June 1, 2012.

T3E(2)	Form of Repurchase Notice (Put Option). Incorporated by reference to Exhibit (a)(1)(B) of the Company’s Tender Offer Statement on Amendment No. 1 to Schedule TO dated June 1, 2012.
T3E(3)	Form of Notice of Withdrawal (Put Option). Incorporated by reference to Exhibit (a)(1)(C) of the Company’s Tender Offer Statement on Schedule TO dated June 1, 2012.
T3E(4)	Substitute Form W-9 (Put Option). Incorporated by reference to Exhibit (a)(1)(D) of the Company’s Tender Offer Statement on Amendment No. 1 to Schedule TO dated June 1, 2012.
T3E(5)

Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Put Option). Incorporated by reference to Exhibit (a)(1)(E) of the Company’s Tender Offer Statement on Amendment No. 1 to Schedule TO dated June 1, 2012.

T3E(6)	Letter of Transmittal (Alternative Election). Incorporated by reference to Exhibit (a)(1)(F) of the Company’s Tender Offer Statement on Amendment No. 1 to Schedule TO dated June 1, 2012.
T3E(7)	Form of Notice of Withdrawal (Alternative Election). Incorporated by reference to Exhibit (a)(1)(F) of the Company’s Tender Offer Statement on Amendment No. 1 to Schedule TO dated June 1, 2012.
T3E(8)	Press Release, dated May 17, 2012. Incorporated by reference to Exhibit (a)(5)(G) of the Company’s Tender Offer Statement on Amendment No. 1 to Schedule TO dated June 1, 2012.
T3E(9)	Press Release, dated June 1, 2012. Incorporated by reference to Exhibit (a)(5)(H) of the Company’s Tender Offer Statement on Amendment No. 1 to Schedule TO dated June 1, 2012.

Exhibit T3C

GOLD RESERVE INC.

as Issuer

AND

THE BANK OF NEW YORK MELLON

(successor to THE BANK OF NEW YORK)

as Trustee

BNY TRUST COMPANY OF CANADA

as Co-Trustee

First Supplemental Indenture

to

Indenture

Dated as of May 18, 2007

___________________

5.50% Senior Subordinated Convertible Notes due 2014

FIRST SUPPLEMENTAL INDENTURE, dated as of June [29], 2012 (this “Supplemental Indenture”), by and among  GOLD RESERVE INC., a corporation duly organized and existing under the laws of Yukon, Canada, as Issuer (hereinafter called the “Company”), having its principal office at 926 West Sprague Ave., Suite 200, Spokane, WA 99201 (Facsimile No. (509) 623-1634) and THE BANK OF NEW YORK MELLLON (as successor to the bank of new york), a New York banking corporation, as Trustee (herein called the “Trustee”) and BNY TRUST COMPANY OF CANADA, as Co-Trustee.

RECITALS OF THE COMPANY

WHEREAS, the Company and the Trustee have heretofore entered into an Indenture dated as of May 18, 2007 (the “Indenture”);

WHEREAS, pursuant to a Subordinated Note Restructuring Agreement (“Restructuring Agreement”) entered into on May 25, 2012 by and among the Company, Steelhead Partners, LLC (“Steelhead”), West Face Capital Inc. (“West Face”) and Greywolf Capital Management, LP (“Greywolf”), the parties thereto agreed to restructure certain of the Securities issued pursuant to the Indenture upon the terms and conditions set forth in the Restructuring Agreement;

WHEREAS, Section 11.02 of the Indenture expressly permits the Company and the Trustee to amend or supplement the Indenture with the consent of the Holders of not less than a majority in Principal Amount of the Outstanding Securities (as defined in the Indenture);

WHEREAS, Steelhead, West Face and Greywolf (collectively, the “Large Noteholders”) hold greater than a majority in Principal Amount of the Outstanding Securities;

WHEREAS, pursuant to the Restructuring Agreement, the Company and the Large Noteholders agreed, inter alia, to modify the terms of certain Securities held by the Holders who elect to participate in the restructuring (the “Restructuring”) contemplated by the Restructuring Agreement;

WHEREAS, attached as Schedule A to this Supplemental Indenture is a list of the Notes held by each of the Large Noteholders that are to be modified by the terms of this Supplemental Indenture;

WHEREAS, this Supplemental Indenture includes the form of the Modified Securities to be issued to the Large Noteholders and such other Holders elect to as participate in the Restructuring;

WHEREAS, the Company has agreed to permit such Holders to receive the Modified Securities upon the satisfaction of the terms and conditions established in the Restructuring Agreement; and

WHEREAS, for the purposes hereinabove recited, and pursuant to due corporate action, Company has duly determined to execute and deliver to the Trustee this Supplemental Indenture, and all conditions and requirements necessary to make this Supplemental Indenture a valid, legal and binding instrument in accordance with its terms have been satisfied, and the execution and delivery hereof have been in all respects duly authorized;

NOW, THEREFORE, in consideration of the premises, agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE ONE
Relation to Indenture; Definitions

SECTION 1.01.  Relation to Indenture.

This Supplemental Indenture constitutes an integral part of the Indenture.

SECTION 1.02.  Definitions.

For all purposes of this Supplemental Indenture, capitalized terms used herein and not otherwise defined herein shall have the meanings assigned thereto in the Indenture.

SECTION 1.03.  General References.

Unless otherwise specified or unless the context otherwise requires, (i) all references in this Supplemental Indenture to Articles and Sections refer to the corresponding Articles and Sections of this Supplemental Indenture and (ii) the terms “herein,” “hereof,” “hereunder” and any other word of similar import refer to this Supplemental Indenture.

ARTICLE TWO
Amendments to the Indenture

The Indenture is hereby amended as set forth below in this Article Two for the purpose of consummating the restructuring transactions described in the Restructuring Agreement; provided, however, that the amendments effected hereby are being effected solely for the benefit of the Large Noteholders and such of the other Holders who agree to participate in the Restructuring and deliver their outstanding Notes in accordance with the terms and conditions of the Amended Company Repurchase Notice and Notice of Alternative Election dated May [   ], 2012 filed with the United States Securities and Exchange Commission on May [   ], 2012.

SECTION 2.01.  Additional Defined Terms.

Section 1.01 of the Indenture is hereby amended by inserting the following defined terms in the appropriate alphabetical position:

“Arbitration Award” means any settlement, award, or other payment made or other consideration transferred to the Company or any of its affiliates arising out of, in connection with or with respect to the Arbitration Proceedings, including, but not limited to the Proceeds received by the Company or its affiliates from a sale, pledge (except as provided for in Section 9 of the CVR Certificate), transfer or other disposition, directly or indirectly, of the Company’s rights with respect to the Arbitration Proceedings.

“Arbitration Proceedings” means that certain arbitration proceeding commenced by the Company against the Bolivarian Republic of Venezuela pending before the International Centre for Settlement of Investment Disputes (“ICSID”) in Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

“Contingent Value Right” means, with respect to each Holder of a Modified Security, the contingent value right entitling the holder thereof to, among other rights, the applicable Contingent Value Percentage of Proceeds received by the Company, net of certain deductions, with respect to an Arbitration Award and a Mining Data Sale, as further described in the CVR Certificate.

“CVR Certificate” means the Contingent Value Rights Certificate, substantially in the form of Exhibit C attached to the Restructuring Agreement, issued by the Company to each Holder of a Modified Security.

“Mining Data” means the mine data base relating to the Brisas Project which consists of over 900 core drill holes with assay certificates with a calculated proven and probable 43-101 compliant audited ore reserve.

“Mining Data Sale” means the a sale or other disposition of the Mining Data.

“Modified Security” means a Security modified pursuant to Article II of this Supplemental Indenture.

“Modified Securities” means the Securities modified pursuant to Article II of this Supplemental Indenture.

“Proceeds” means the gross amount of all consideration, whether cash, securities, commodities, bonds or other non-cash consideration, received by the Company arising out of, in connection with or with respect to an Arbitration Award or Mining Data Sale, as applicable; provided that, for the purposes of calculating Proceeds, any consideration received by any affiliate of the Company in connection with an Arbitration Award or Mining Data Sale, as the case may be, shall be deemed to have been received by the Company.

SECTION 2.02.  Modified Defined Terms.

Section 1.01 of the Indenture is hereby amended by deleting the term “Holder” or “Securityholder” and inserting the following definition:

“Holder” or “Securityholder”   means a Person in whose name a Security or a Modified Security is registered in the Security Register.

SECTION 2.03.  Form of Face of Security (Modified Security).

Article II of the Indenture is hereby amended by inserting the following as new Section 2.05:

Section 2.05.  Form of Face of Security (Modified Security).

[INCLUDE IF SECURITY IS A GLOBAL SECURITY — THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF.  THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY ("DTC"), A NEW YORK CORPORATION, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

gold reserve inc.

5.50% Senior Subordinated Convertible Notes due 2014

No. [●]	CUSIP NO. [NTD: New CUSIP No. to be inserted] ISIN [NTD: New ISIN No. to be inserted]	U.S. $[●]

GOLD RESERVE INC., a corporation duly organized and validly existing under the laws of Yukon, Canada (herein called the "Company", which term includes any successor corporation under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to Cede & Co., or registered assigns, the principal sum of [●] United States Dollars ($●) [INCLUDE IF SECURITY IS A GLOBAL SECURITY — (which amount may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary, in accordance with the rules and procedures of the Depositary)] on June [●], 2014.  Payment of the principal of this Security shall be made by wire transfer or check mailed to the address of the Holder of this Security specified in the register of Securities, or, at the option of the Holder of this Security, at the Corporate Trust Office, in such lawful money of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.  The Issue Date of this Security is June [●], 2012.

Reference is made to the further provisions of this Security set forth on the reverse hereof, including, without limitation, provisions giving the Holder of this Security the right to convert this Security in certain circumstances and the obligation of the Company to make an offer to repurchase this Security upon certain events on the terms and subject to the limitations referred to on the reverse hereof and as more fully specified in the Indenture.  Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Security shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be construed in accordance with and governed by the laws of said State.

This Security shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

gold reserve inc.

By:
Authorized Signatory

Attest:
By: _________________________ Authorized Signatory

SECTION 2.04.  Form of Reverse of Security (Modified Security).

Article II of the Indenture is hereby amended by inserting the following as new Section 2.06:

Section 2.06.  Form of Reverse of Security (Modified Security).

                This Security is one of a duly authorized issue of Securities of the Company, designated as its 5.50% Senior Subordinated Convertible Notes due 2022 (herein called the "Securities"), all issued or to be issued under and pursuant to an Indenture dated as of May 18, 2007, as amended (herein called the "Indenture"), between the Company and The Bank of New York (herein called the "Trustee"), as supplemented by the Supplemental Indenture dated s of June [   ], 2013 between the Company and the Trustee to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the Holders of the Securities.  Terms used herein which are defined in the Indenture have the meanings assigned to them in the Indenture.

                The indebtedness evidenced by the Securities is unsecured indebtedness of the Company and is or will be (1) subordinate in right of payment to future unsubordinated indebtedness for the construction and development of the Brisas gold and copper project, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (2) subordinate to senior secured bank indebtedness in right of payment, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (3) subordinate in right of payment to any guarantee of the indebtedness described in (1) or (2) by us or any of our subsidiaries for the period that the guarantee is in effect, (4) equal in right of payment to any of our other existing and future unsecured and unsubordinated indebtedness, and (5) senior in right of payment to all of our future subordinated debt. However, the indebtedness evidenced by the Securities will be effectively subordinated to all future secured debt to the extent of the security on such other indebtedness and to all existing and future obligations of our subsidiaries.

                Interest. The Company, promises to pay interest on the principal amount of this Security at the rate of 5.50% per annum.  The Company will pay interest semiannually on June 15 and December 15 of each year.

                Interest will be paid to the person in whose name a Security is registered at the close of business on or, as the case may be, immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

                The Holder of this Security after 5:00 p.m., New York City time, on a Regular Record Date shall be entitled to receive interest, on this Security on the corresponding interest payment date. The Holder of this Security after 5:00 p.m., New York City time, on a Regular Record Date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of this Security at any time after the close of business on such Regular Record Date. If this Security is surrendered for conversion during the period after 5:00 p.m., New York City time, on any Regular Record Date to 9:00 a.m., New York City time, on the corresponding interest payment date, it must be accompanied by payment of an amount equal to the interest that the Holder is to receive on the Securities. Notwithstanding the foregoing, no such payment of interest need be made by any converting Holder (i) if the Company has specified a Redemption Date that is after a Regular Record Date and on or prior to the corresponding interest payment date, (ii) if the Company has specified a Fundamental Change Purchase Date during such period, or (iii) to the extent of any overdue interest existing at the time of conversion of such Security. Except where this Security is surrendered for conversion and must be accompanied by payment as described above, no interest will be payable by the Company on any interest payment date subsequent to the date of conversion, and delivery of the cash and Common Shares, if applicable, pursuant to Article XVI of the Indenture, together with any cash payment for any fractional share, upon conversion will be deemed to satisfy the Company's obligation to pay the principal amount of the Securities and accrued and unpaid interest, if any, to, but not including, the related Conversion Date.

                Method of Payment.  By no later than 10:00 a.m. (New York City time) on the date on which any principal of or interest, on any Security is due and payable, the Company shall deposit with the Paying Agent money sufficient to pay such amount.  The Company will pay principal and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts.  Payments in respect of Securities represented by a Global Security (including principal and interest) will be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company.  The Company will pay principal of Definitive Securities at the office or agency designated by the Company in the Borough of Manhattan, The City of New York.  Interest, on Definitive Securities will be payable (i) to Holders having an aggregate principal amount of $5,000,000 or less, by check mailed to the Holders of these Securities and (ii) to Holders having an aggregate principal amount of more than $5,000,000, either by check mailed to each Holder or, upon application by a Holder to the Registrar not later than the relevant Record Date, by wire transfer in immediately available funds to that Holder's account within the United States, which application shall remain in effect until the Holder notifies, in writing, the Registrar to the contrary.

                Additional Amounts.  The Company shall pay to the Holders such Additional Amounts as may become payable under Section 12.09 of the Indenture.

Redemption.

The Company may, at its option, redeem the Securities, in whole but not in part, for an amount equal to 100% of the Principal Amount of the Securities, plus accrued and unpaid interest (including Additional Amounts, if any), to, but excluding, the Redemption Date (the "Redemption Price"), if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring after May 18, 2007 in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring after May 18, 2007 in the interpretation or application of any such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers' Certificate attesting to such change and obligation to pay Additional Amounts.  The Company will not and will not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes other than Excluded Taxes (except in respect of certain Excluded Holders).

The Company shall redeem the Modified Securities then outstanding, in whole or in part, for an amount of cash equal to 120% of the Outstanding Principal Amount thereof plus accrued and unpaid interest upon (a) the Company’s receipt of payment of an Arbitration Award or (b) the Company’s receipt of Proceeds from a Mining Data Sale, in each case, notwithstanding any other notice provision herein, upon twenty (20) days’ notice to the Holders; provided, however, that the Company’s redemption obligations shall be limited to the amount of the Proceeds received by the Company (provided, further, that any subsequent receipt of additional Proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full).

The Company may, at its option, redeem the Modified Securities, in whole or in part, upon twenty (20) days’ notice to the Holders, for Common Shares at the Conversion Price plus cash for any accrued and unpaid interest if the closing sale price of the Company’s Common Shares is equal to or greater than 200% of the Conversion Price for at least 20 trading days in the period of thirty (30) consecutive trading days.

The Company will give the Trustee and the Holders of the Securities not less than 30 days' nor more than 60 days' notice of  redemption, except that (i) the Company will not give notice of redemption earlier than 60 days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect and (iii) the Company will give the Trustee and the Holders of the Securities notice of redemption upon not less than 20 days' nor more than 60 days' notice of redemption if redemption is to be made pursuant to the Company’s mandatory obligation to redeem in connection with an Arbitration Award or Mining Data Sale or the Company’s option to redeem if the closing sale price of its Common Shares is equal to or greater than 200% of the Conversion Price for at least 20 trading days during any period of 30 consecutive trading days.

Upon receiving such notice of redemption, each Holder who does not wish to have the Company redeem its Securities pursuant to Article XIII of the Indenture can elect to (i) convert its Securities pursuant to Article XVI of the Indenture or (ii) not have its Securities redeemed, provided that no Additional Amounts will be payable on any payment of interest or principal with respect to the Securities after such Redemption Date.  All future payments will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld.

Where no such election is made, the Holder will have its Securities redeemed without any further action.  If a Holder does not elect to convert its Securities pursuant to Article XVI of the Indenture but wishes to elect to not have its Securities redeemed, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the notice of redemption, a written Notice of Election (the "Notice of Election") on the back of this Security, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the close of business on a Business Day at least five Business Days prior to the Redemption Date.

A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company in the notice of redemption, a written notice of withdrawal prior to the close of business on the Business Day prior to the Redemption Date.

If cash sufficient to pay the Redemption Price of all Securities (or portions thereof) to be redeemed on the Redemption Date is deposited with the Paying Agent prior to 10:00 a.m., New York City time, on the Redemption Date, then on such Redemption Date, interest, including Additional Amounts, if any, cease to accrue on such Securities or portions thereof.

Offer to Purchase By the Company upon a Fundamental Change.  In the event of a Fundamental Change with respect to the Company at any time prior to [●], 2014, the Company will be required to make an offer to purchase (the "Fundamental Change Purchase Offer") all outstanding Securities at a purchase price equal to the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any (the "Fundamental Change Purchase Price"), up to, but excluding, the purchase date (the "Fundamental Change Purchase Date").  Subject to the satisfaction of certain conditions set forth in this Security and in Article XV of the Indenture, the Company will have the right to pay the Fundamental Change Purchase Price by delivering Common Shares, cash or a combination of Common Shares and cash, as set forth in the Indenture.

Within 30 Business Days after the occurrence of a Fundamental Change with respect to the Company, the Company shall mail to the Trustee and all Holders of the Securities at their addresses shown in the Security Register, and to beneficial owners of the Securities as may be required by applicable law, a notice (the "Fundamental Change Notice") of the occurrence of such Fundamental Change and the Fundamental Change Purchase Offer arising as a result thereof.  The Company shall be required to purchase Securities in respect of which such offer is accepted by a Holder no later than 30 Business Days after a Fundamental Change Notice has been mailed.

To accept the Fundamental Change Purchase Offer, a Holder of Securities must deliver to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Purchase Notice and the Trustee, on or before the close of business on the third Business Day immediately preceding the Fundamental Change Purchase Date, (i) written notice of acceptance of the Fundamental Change Purchase Offer in the form set forth in the Fundamental Change Purchase Offer Acceptance Notice on the back of this Security ("Fundamental Change Purchase Notice"), or any other form of written notice substantially similar to the Fundamental Change Purchase Notice, in each case, duly completed and signed, with appropriate signature guarantee, and (ii) such Securities that the Holder wishes to tender for purchase by the Company pursuant to the Fundamental Change Offer, duly endorsed for transfer to the Company.

Holders have the right to withdraw any Fundamental Change Purchase Notice by delivering to the Paying Agent a written notice of withdrawal in accordance with the provisions of the Indenture.

Conversion.  Subject to and in compliance with the provisions of the Indenture (including without limitation the conditions of conversion of this Security set forth in Section 16.01 thereof), the Holder hereof has the right, at its option upon not less than 3 days' notice to the Company, to convert the Principal Amount hereof or any portion of such principal which is $1,000 or an integral multiple thereof, into, subject to Section 16.02 of the Indenture, Common Shares at the initial conversion rate of 250 Common Shares per $1,000 Principal Amount of Securities (the "Conversion Rate") (equivalent to a Conversion Price of $4.00), subject to adjustment in certain events described in the Indenture.   Upon conversion of a Security, the Company will have the option to deliver Common Shares, cash or a combination of Common Shares and cash for the Securities surrendered, as set forth in the Indenture.  No fractional shares will be issued upon any conversion, but an adjustment and payment in cash will be made, as provided in the Indenture, in respect of any fraction of a share which would otherwise be issuable upon the surrender of any Securities for conversion.  The Trustee will initially act as Conversion Agent.  A Holder may convert fewer than all of such Holder's Securities so long as the Securities converted are an integral multiple of US$1,000 principal amount.

[INCLUDE IF SECURITY IS A GLOBAL SECURITY – In the event of a deposit or withdrawal of an interest in this Security, including an exchange, transfer, repurchase or conversion of this Security in part only, the Trustee, as custodian of the Depositary, shall make an adjustment on its records to reflect such deposit or withdrawal in accordance with the rules and procedures of the Depositary.]

If an Event of Default shall occur and be continuing, the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate Principal Amount of the Outstanding Securities.  The Indenture also contains provisions permitting the Holders of specified percentages in aggregate Principal Amount of the Outstanding Securities, on behalf of the Holders of all the Securities, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities, the Holders of not less than 25% in aggregate Principal Amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity satisfactory to it, and the Trustee shall not have received from the Holders of a majority in Principal Amount of Outstanding Securities a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity.  The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of said principal hereof on or after the respective due dates expressed herein or for the enforcement of any conversion right.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Principal Amount, Redemption Price or Fundamental Change Purchase Price of, and interest, including Additional Amounts, if any, on, this Security at the times, place and rate, and in the coin, currency or shares, herein prescribed.  Notwithstanding the foregoing, prior to the occurrence of a Fundamental Change, the Company may, with the consent of the holders of not less than a majority of the Securities, amend the obligation of the Company to repurchase Securities upon a Fundamental Change.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in The City of New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate Principal Amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form in denominations of $1,000 and any integral multiple of $1,000 above that amount, as provided in the Indenture and subject to certain limitations therein set forth.  Securities are exchangeable for a like aggregate Principal Amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

This Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Security that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

ASSIGNMENT FORM

If you want to assign this Security, fill in the form below and have your signature guaranteed:

I or we assign and transfer this Security to:

(Print or type name, address and zip code and social security or tax ID number of assignee)

and irrevocably appoint ____________________________________________ agent to transfer this Security on the books of the Company.  The agent may substitute another to act for him.

Date:		Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:      Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

CONVERSION NOTICE

If you want to convert this Security into cash and, if applicable, Common Shares of the Company, check the box: 

To convert only part of this Security, state the Principal Amount to be converted (which must be $1,000 or an integral multiple of $1,000):

$_________________________________

If you want the stock certificate and Securities (if any) to be delivered, made out in another person's name, fill in the form below:

(Insert other person's social security or tax ID no.)

(Print or type other person's name, address and zip code)

Date:		Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:      Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

FUNDAMENTAL CHANGE PURCHASE OFFER ACCEPTANCE NOTICE

                If you elect to have this Security purchased by the Company pursuant to the applicable provisions of the Indenture, check the box: 

                If you elect to have only part of this Security purchased by the Company, state the Principal Amount to be purchased (which must be $1,000 or an integral multiple of $1,000):

$_________________________________

                The undersigned hereby accepts the Fundamental Change Purchase Offer pursuant to the applicable provisions of the Securities.

Date:		Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:      Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

                If Certificated Securities have been issued, the certificate numbers shall be stated in this notice.

NOTICE OF ELECTION UPON TAX REDEMPTION

                If you elect not to have this Security redeemed by the Company, check the box:  

                If you elect to have only part of this Security redeemed by the Company, state the Principal Amount to be redeemed (which must be $1,000 or an integral multiple of $1,000):

$_________________________________

Date:		Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:      Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

SECTION 2.05.  Redemption.

Article XIII of the Indenture is hereby amended by inserting the following Section 13.08 and Section 13.09:

Section 13.08       Mandatory Redemption of Modified Securities.

The Company shall redeem the Modified Securities then outstanding, in whole or in part, for an amount of cash equal to 120% of the Outstanding Principal Amount thereof plus accrued and unpaid interest upon (a) the Company’s receipt of payment of an Arbitration Award or (b) the Company’s receipt of Proceeds from a Mining Data Sale, in each case, notwithstanding any other notice provision herein, upon twenty (20) days’ notice to the Holders; provided, however, that the Company’s redemption obligations in (a) and (b) of this Section 13.08 shall be limited to the amount of the Proceeds received by the Company (provided, further, that any subsequent receipt of additional Proceeds shall be applied in a similar manner until such time as the redemption obligations set forth in this Section 13.08 have been satisfied in full).

Section 13.09       Optional Redemption of Modified Securities.

The Company may not redeem the Modified Securities at any time after June 16, 2012 for any reason other than as set forth in this Section 13.09. The Company may, at its option, redeem the Modified Securities, in whole or in part, upon twenty (20) days’ notice to the Holders, for Common Shares at the Conversion Price plus cash for any accrued and unpaid interest if the closing sale price of the Company’s Common Shares is equal to or greater than 200% of the Conversion Price for at least 20 trading days in the period of any thirty (30) consecutive trading days.

SECTION 2.06.  Rights of Holders of Modified Securities.

                Except as expressly provided in this Supplemental Indenture, a Holders of a Modified Security shall have all of the rights of a Holder of a Security under the Indenture and all references to Security shall include Modified Security and Securities shall include Modified Securities..

ARTICLE THREE
Miscellaneous

SECTION 3.01.  Certain Trustee Matters.

The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness.

The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture or the Notes or the proper authorization or the due execution hereof or thereof by the Company or the Parent.

Except as expressly set forth herein, nothing in this Supplemental Indenture shall alter the duties, rights or obligations of the Trustee set forth in the Indenture.

The Trustee makes no representation or warranty as to the validity or sufficiency of the information contained in the prospectus supplement related to the Notes, except such information which specifically pertains to the Trustee itself, or any information incorporated therein by reference.

SECTION 3.02.  Continued Effect.

Except as expressly supplemented and amended by this Supplemental Indenture, the Indenture shall continue in full force and effect in accordance with the provisions thereof, and the Indenture is in all respects hereby ratified and confirmed.  This Supplemental Indenture and all its provisions shall be deemed a part of the Indenture in the manner and to the extent herein and therein provided.

SECTION 3.03.  Governing Law.

This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

SECTION 3.04.  Counterparts.

This instrument may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and delivered, all as of the date first written above.

                                                                                                        THE COMPANY:

                                                                                                        GOLD RESERVE INC.

                                                                                                        By:

                                                                                                        Name:            Rockne J. Timm

                                                                                                        Title:               Chief Executive Officer

                                                                                                        TRUSTEE:

                                                                                                        THE BANK OF NEW YORK MELLON,

                                                                                                         As successor to THE BANK OF NEW YORK

                                                                                                        By:

                                                                                                        Name:

                                                                                                        Title:

Exhibit TG3

= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM T‑1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)           |__|

___________________________

THE BANK OF NEW YORK MELLON
(Exact name of trustee as specified in its charter)

New York (Jurisdiction of incorporation if not a U.S. national bank)	13‑5160382 (I.R.S. employer identification no.)
One Wall Street, New York, N.Y. (Address of principal executive offices)	10286 (Zip code)

___________________________

Yukon, Canada (State or other jurisdiction of incorporation or organization)	Not Applicable (I.R.S. employer identification no.)
926 West Sprague Avenue, Suite 200 Spokane, Washington (Address of principal executive offices)	99201 (Zip code)

GOLD RESERVE INC.
(Exact name of obligor as specified in its charter)

___________________________

5.50% Senior Subordinated Convertible Notes due 2014
(Title of the indenture securities)

= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

1.         General information.  Furnish the following information as to the Trustee:

(a)        Name and address of each examining or supervising authority to which it is subject.

Name	Address
Superintendent of Banks of the State of New York	One State Street, New York, N.Y. 10004-1417, and Albany, N.Y. 12223
Federal Reserve Bank of New York	33 Liberty Street, New York, N.Y. 10045
Federal Deposit Insurance Corporation	Washington, D.C. 20429
New York Clearing House Association	New York, N.Y. 10005

(b)       Whether it is authorized to exercise corporate trust powers.

Yes.

2.         Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

16.       List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a‑29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.F.R. 229.10(d).

1.         A copy of the Organization Certificate of The Bank of New York Mellon (formerly known as The Bank of New York, itself formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T‑1 filed with Registration Statement No. 33‑6215, Exhibits 1a and 1b to Form T‑1 filed with Registration Statement No. 33-21672, Exhibit 1 to Form T‑1 filed with Registration Statement No. 33‑29637, Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121195 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152735).

4.         A copy of the existing By‑laws of the Trustee.  (Exhibit 4 to Form T‑1 filed with Registration Statement No. 333‑154173).

6.         The consent of the Trustee required by Section 321(b) of the Act (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-152735).

7.         A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the Trustee, The Bank of New York Mellon, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 1st day of June, 2012.

THE BANK OF NEW YORK MELLON

By:  /s/        John T. Needham, Jr.
Name:  John T. Needham, Jr.
Title:    Vice President

Exhibit 7

Consolidated Report of Condition of

THE BANK OF NEW YORK MELLON

of One Wall Street, New York, N.Y. 10286
And Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System, at the close of business March 31, 2012, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

ASSETS	Dollar Amounts In Thousands
Cash and balances due from depository institutions:
Noninterest‑bearing balances and currency and coin...................................................	3,021,000
Interest‑bearing balances............................	88,872,000
Securities:
Held-to-maturity securities.........................	4,819,000
Available-for-sale securities........................	79,781,000
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices......	11,000
Securities purchased under agreements to resell………………………………………	719,000
Loans and lease financing receivables:
Loans and leases held for sale…………….	9,000
Loans and leases, net of unearned income…………….................................	25,163,000
LESS: Allowance for loan and lease losses………...................................	342,000
Loans and leases, net of unearned income and allowance.............................	24,821,000
Trading assets................................................	4,149,000
Premises and fixed assets (including capitalized leases).......................................	1,243,000
Other real estate owned.................................	13,000
Investments in unconsolidated subsidiaries and associated companies...........................	996,000
Direct and indirect investments in real estate ventures	0
Intangible assets:
Goodwill.....................................................	6,449,000
Other intangible assets................................	1,575,000
Other assets...................................................	13,237,000
Total assets....................................................	229,715,000
LIABILITIES
Deposits:
In domestic offices.....................................	94,919,000
Noninterest‑bearing....................................	60,836,000
Interest‑bearing...........................................	34,083,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs.............................	92,686,000
Noninterest‑bearing....................................	3,607,000
Interest‑bearing...........................................	89,079,000
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices……………………………………................................................................... .	2,367,000
Securities sold under agreements to repurchase.................................................	1,171,000
Trading liabilities...........................................	5,723,000
Other borrowed money: (includes mortgage indebtedness and obligations under capitalized leases)…….	3,138,000
Not applicable
Not applicable
Subordinated notes and debentures..............	3,505,000
Other liabilities..............................................	7,275,000
Total liabilities...............................................	210,784,000
EQUITY CAPITAL
Perpetual preferred stock and related surplus…………………………………….	0
Common stock...............................................	1,135,000
Surplus (exclude all surplus related to preferred stock)..........................................	9,658,000
Retained earnings..........................................	8,773,000
Accumulated other comprehensive income………	-985,000
Other equity capital components…………………	0
Total bank equity capital.........................................	18,581,000
Noncontrolling (minority) interests in consolidated subsidiaries ………………………	350,000
Total equity capital........................................	18,931,000
Total liabilities and equity capital..................	229,715,000

I, Thomas P. Gibbons, Chief Financial Officer of the above‑named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Thomas P. Gibbons,
Chief Financial Officer

We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Gerald L. Hassell Catherine A. Rein Michael J. Kowalski	Directors